Exhibit 5.1

[LETTERHEAD OF LORD BISSELL & BROOK LLP]

June 25, 2007

Singer Lewak Greenbaum & Goldstein LLP

10960 Wilshire Boulevard

Suite 1100

Los Angeles, California 90024

Attention: Henry Hoffman

Re:	CardioVascular BioTherapeutics, Inc.

Ladies and Gentlemen:

As an update to our audit response letter to you, dated February 9, 2007, please be advised that there have been no material changes since that date. You are entitled to rely on our letter of February 9, 2007 as if issued as of the date hereof.

As described in our February 9, 2007 letter, we disclaim any undertaking to advise you of changes which hereafter may be brought to our attention. Please be further advised that this letter is subject to all of the qualifications and limitations set forth in our February 9, 2007 letter. As such, this response is solely for your information in connection with your audit of the Company’s financial condition and is not to be quoted in whole or in part or otherwise referred to in any financial statements of the Company or related documents, nor is it to be filed with any governmental agency or other person, without our prior written approval.

Very truly yours,

/s/ Lord Bissell & Brook LLP

LORD BISSELL & BROOK LLP

cc:	Seth Horn, CardioVascular BioTherapeutics, Inc.